Mail Stop 6010
Via Facsimile and U.S. Mail

October 23, 2007

Mr. Edward F. Feighan
Chairman, President and Chief Executive Officer
ProCentury Corporation
465 Cleveland Ave.
Westerville, Ohio 43082

      Re: ProCentury Corporation
           Form 10-K for fiscal year ended December 31, 2006
           File No. 0-50641

Dear Mr. Feighan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant